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                           [BIG 5 CORP. LETTERHEAD]



                                                                    June 6, 2002





VIA TELECOPIER (AT (202) 942-9542)

Office of EDGAR Information Analysis
Division of Corporate Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

     Re:    Big 5 Corp., a Delaware corporation
            Inadvertent Filing of Form 8-A

Ladies and Gentlemen:

        Big 5 Corp. (successor to United Merchandising Corp.), a Delaware corporation, hereby notifies the Securities and Exchange Commission (the "Commission") that a Form 8-A (For Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934) was inadvertently filed by our financial printer with the Commission yesterday using our CIK Code (No. 0000901138). The Form 8-A was supposed to be filed with the Commission on behalf of our parent company, Big 5 Sporting Goods Corporation, a Delaware corporation ("Big 5 Sporting Goods"), in connection with the initial public offering of its common stock, using its CIK Code (No. 0001156388). The Form 8-A was filed today on behalf of Big 5 Sporting Goods using its CIK Code.

        The File Number of the Form 8-A that was inadvertently filed yesterday is 000-49847. The File Number of the Form 8-A that was filed today on behalf of Big 5 Sporting Goods is 000-49850.

        We respectfully request that the Commission delete the Form 8-A filing that was inadvertently filed yesterday using our CIK Code. The Form 8-A that was properly filed today on behalf of Big 5 Sporting Goods should remain as filed.

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        If you have any questions at all, please do not hesitate to contact our outside counsel, Andrew W. Gross or Mitchell S. Cohen, at (310) 277-1010, or me.

                                            Sincerely yours,

                                            BIG 5 CORP.

                                            /s/ Gary S. Meade

                                            Gary S. Meade

                                            Senior Vice President
                                            and General Counsel

cc:     Andrew W. Gross
        Mitchell S. Cohen
        Ted Yu


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